                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

   /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

                                       OR

  / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
               For the transition period from _______________ to ______________

                         Commission file number 1-11868



                ZURICH REINSURANCE CENTRE, INC. (ZRC) 401(K) PLAN
              (Full title of the plan and the address of the plan,
               if different from that of the issuer named below)



                    ZURICH REINSURANCE CENTRE HOLDINGS, INC.
         One Chase Manhattan Plaza, 43rd Floor, New York, New York 10005

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

                   Audited Financial Statements and Schedules

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan

                     Years ended December 31, 1995 and 1994
                       with Report of Independent Auditors

                   Audited Financial Statements and Schedules
                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                     Years ended December 31, 1995 and 1994



                                    CONTENTS



Report of Independent Auditors.............................................   1

Audited Financial Statements:

     Statements of Net Assets Available for Plan Benefits..................   2
     Statements of Changes in Net Assets Available for Plan Benefits.......   3
     Notes to Financial Statements.........................................   4

Supplemental Schedules:

     Schedule of Assets Held for Investment Purposes......................   15
     Schedule of Reportable Transactions..................................   16

Index to Exhibits.........................................................   18

Signatures................................................................   19

                         Report of Independent Auditors



Board of Directors
Zurich Reinsurance Centre, Inc.

We have audited the accompanying statements of net assets available for plan benefits of the Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits at December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The fund information in Footnote 4 of the financial statements is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/ ERNST & YOUNG LLP



Stamford, Connecticut
June 24, 1996

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
              Statements of Net Assets Available for Plan Benefits


                                                            DECEMBER 31,
                                                     1995                1994
                                                 -------------------------------
Investments, at market value                     $ 4,461,056         $ 2,419,836
Employer and employee contributions receivable        58,408              44,679
Loans to participants                                187,174             100,933
                                                 -----------         -----------
Net assets available for plan benefits           $ 4,706,638         $ 2,565,448
                                                 ===========         ===========

                        See Notes to Financial Statements

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
         Statements of Changes in Net Assets Available for Plan Benefits

                                                                      YEARS ENDED DECEMBER 31,
                                                                       1995               1994
                                                                   ------------------------------
Contributions:
     Employee (including rollovers)                                $ 1,318,547        $ 2,249,732
     Employer                                                          515,866            405,239
                                                                   -----------        -----------
Total contributions                                                  1,834,413          2,654,971
                                                                   -----------        -----------
Investment income:
     Interest and dividends                                            193,583            165,959
     Net realized and unrealized appreciation (depreciation)           316,842           (205,773)
                                                                   -----------        -----------
Total investment income (loss)                                         510,425            (39,814)
                                                                   -----------        -----------
Total additions                                                      2,344,838          2,615,157
                                                                   -----------        -----------
Benefits paid to participants                                         (203,648)           (49,709)
                                                                   -----------        -----------
Net increase during period                                           2,141,190          2,565,448

Net assets available for plan benefits, beginning of period          2,565,448               --
                                                                   -----------        -----------

Net assets available for plan benefits, end of period              $ 4,706,638        $ 2,565,448
                                                                   ===========        ===========


                        See Notes to Financial Statements

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                          Notes to Financial Statements



NOTE 1 - DESCRIPTION OF THE PLAN


The following description of the Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a qualified defined contribution plan covering all full-time employees of Zurich Reinsurance Centre, Inc. (the "Company") who have completed three full calendar months of eligibility service and attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan was adopted effective as of January 1, 1994 and subsequently amended effective July 1, 1995 to reflect the change in the custodian to Fidelity Management Trust Company ("Fidelity"). Prior to such amendment, Merrill Lynch Trust Company ("Merrill Lynch") was the custodian of the Plan.

Effective April 1995, Zurich Reinsurance Centre Holdings, Inc. acquired Re Capital Corporation. As a result of this transaction, the Plan was further amended effective July 1, 1995 to merge the Re Capital Corporation Employee Savings Plan, a qualified plan under Section 401(a) of the Internal Revenue Code, with and into the Plan.

Prior to January 1, 1994, the employees of the Company participated in Zurich Insurance Company U.S. Branch's contributory defined contribution plan. During 1994, participants of that plan made rollover contributions into the Plan of $1,077,900.

CONTRIBUTIONS

Pursuant to Section 401(k) of the Internal Revenue Code, eligible employees of the Company are able to contribute from 1% to 12% of their pre-tax annual salaries subject to maximum contributions for 1995 of $9,240 (adjusted annually for inflation). Subject to limitations under applicable law, the Company matches up to 100% of the first 3% of annual salary contributed by employees and 50% of the next 3% of salary so contributed. Participants may also contribute amounts representing rollovers of distributions from other tax qualified plans sponsored by their previous employers.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' non-vested accounts are used to

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued



offset Plan expenses and/or to reduce future Company contributions. There were no such offsets to expenses or contributions recorded in 1994 or 1995. As of December 31, 1995, the amount of forfeitures transferred to the Fidelity Retirement Preservation Trust that can be used to reduce future Company contributions was $27,700. The benefit to which a participant is entitled is the participant's vested account balance.

VESTING

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company contribution portion of their accounts plus actual earnings thereon is based on years of service as defined in the Plan and vest 20% for each completed year of service.

INVESTMENT OPTIONS

As of July 1, 1995, a participant may direct employer and employee contributions in any of the following investment options maintained by Fidelity:

    Fidelity Fund - Funds are invested mainly in common stocks of large well established companies in a variety of industries and seeks long-term capital growth.

    Fidelity Growth Company Fund - Funds are invested primarily in common stock and securities convertible into common stock and seeks long-term capital appreciation.

    Fidelity Intermediate Bond Fund - Funds are invested primarily in investment-grade fixed income obligations and seeks high current income.

    Fidelity Asset Manager Portfolio - Funds are allocated within the following investment parameters: 10%-60% in stocks, 20%-60% in bonds and 0%-70% in short-term instruments. The fund seeks high total return with reduced risk over the long-term, and may invest in foreign securities which meet the fund's objectives.

    Fidelity Managed Income Portfolio - Funds are invested in investment contracts and money market instruments and seeks the preservation of capital and high current income.

    Fidelity Worldwide Fund - Funds are invested in common stocks of companies anywhere in the world, including the United States, and seeks long-term capital appreciation.

    Fidelity U.S. Equity Index Portfolio - Funds are invested in common stocks and attempts to duplicate the composition and total return of the S&P 500.

    ZRC Unitized Stock Fund - Funds are invested primarily in the common stock of Zurich Reinsurance Centre Holdings, Inc. with a small percentage invested in high quality money market instruments to allow exchanges, loans and withdrawals on a daily basis.

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued



Prior to July 1, 1995, the investment options of the Plan were maintained by Merrill Lynch as follows:

    Merrill Lynch Capital Fund - Funds are invested in stocks, debt, and convertible securities and seeks the highest possible total investment return.

    Merrill Lynch Corporate Bond Fund - Funds are invested in long-term corporate bonds rated A or better by Standard and Poor's and seeks high current income.

    Merrill Lynch Global Allocation Fund - Funds are invested in U.S. and foreign equity securities, bonds and money market instruments and seeks high total investment return.

    Merrill Lynch International Equity Fund - Funds are invested in foreign equity securities and seeks capital appreciation.

    Merrill Lynch Phoenix Fund - Funds are invested in undervalued equity and fixed income securities and seeks long-term capital growth.

    Merrill Lynch Retirement Preservation Trust - Funds are invested in a diversified portfolio of U.S. Government Agency securities, guaranteed investment contracts, and high-quality money market instruments and seeks high current income consistent with preservation of capital and liquidity.

At December 31, 1995, there was a total of 204 participants in the Plan. The number of participants (including terminated employees still participating in the Plan) invested in each of the investment funds is as follows:


                      Fidelity Fund                                115
                      Fidelity Growth Company Fund                 146
                      Fidelity Intermediate Bond Fund               59
                      Fidelity Asset Manager Portfolio              72
                      Fidelity Managed Income Portfolio             56
                      Fidelity Worldwide Fund                       71
                      Fidelity U.S. Equity Index Portfolio         120
                      ZRC Unitized Stock Fund                       44


The total number of participants in the Plan are less than the sum of the number of participants shown above because many participate in more than one fund.

LOANS TO PARTICIPANTS

Participants may borrow from their fund accounts a minimum of $1,000, up to a maximum of 50% of their vested account balance not to exceed $50,000. Loan transactions are treated as a transfer from the investment funds to a loan fund. Loan terms are from one to five years unless the loan is used to acquire

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued

a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with current interest rates charged for loans made under similar circumstances by persons in the business of lending money. Principal and interest is paid through semi-monthly payroll deductions and deposited in the participant's account.

PAYMENT OF BENEFITS

On termination of service, a participant will receive a lump-sum amount equal to the vested value of his or her account unless he or she elects to maintain his or her account balance in the Plan.

WITHDRAWALS

Withdrawals can only be made under certain circumstances, including early or normal retirement, death, disability, termination of employment, hardship (as defined under the Internal Revenue Code) and the attainment of 59 1/2 years of age. A participant who has attained age 59 1/2 may withdraw in cash all or a portion of his or her employee contributions and the vested portion of employer contributions, provided that withdrawing his or her employer contributions does not cause the Plan to be in violation of the non-discrimination rules for employee benefit plans, as defined under the Internal Revenue Code.

NOTE 2 - SUMMARY OF ACCOUNTING POLICIES

INVESTMENT VALUATION

The Plan's investments in the Fidelity and Merrill Lynch funds are stated at the quoted market prices of the funds. The market value of the ZRC Unitized Stock Fund is based primarily on the closing price of the stock of Zurich Reinsurance Centre Holdings, Inc. as reported on the New York Stock Exchange.

Interest income is recorded as earned. Dividend income is recognized on the ex-dividend date. Purchases and sales of investments are accounted for on the trade date. Realized gains or losses on sales of investments are determined using the weighted average cost method. Changes in net unrealized appreciation or depreciation of investments are reflected in the statement of changes in net assets available for plan benefits.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid by the Company.

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued



NOTE 3 - INVESTMENTS

The Plan's investments, including those that represented more than 5% of the net assets of the Plan were as follows:

                                                         DECEMBER 31, 1995
                                                       MARKET          COST
                                                       ------          ----
Fidelity Fund                                       $   745,481    $   734,655
Fidelity Growth Company Fund                          1,217,707      1,247,014
Fidelity Intermediate Bond Fund                         258,736        255,481
Fidelity Asset Manager Portfolio                        290,545        283,681
Fidelity Managed Income Portfolio                       434,815        434,815
Fidelity Worldwide Fund                                 386,962        390,846
Fidelity U.S. Equity Index Portfolio                  1,027,673        978,078
ZRC Unitized Stock Fund                                  99,137         94,518
                                                    -----------    -----------
    Total Investments                               $ 4,461,056    $ 4,419,088
                                                    ===========    ===========


                                                          DECEMBER 31, 1994
                                                        MARKET           COST
                                                        ------           ----
Merrill Lynch Capital Fund                          $   448,851     $   476,009
Merrill Lynch Corporate Bond Fund                       195,199         201,494
Merrill Lynch Global Allocation Fund                    658,856         711,594
Merrill Lynch International Equity Fund                 461,668         499,586
Merrill Lynch Phoenix Fund                              498,970         576,586
Merrill Lynch Retirement Preservation Trust             156,292         156,292
                                                    -----------     -----------
    Total Investments                               $ 2,419,836     $ 2,621,561
                                                    ===========     ===========



Net realized and unrealized appreciation (depreciation) in the fair value of investments during the years ended December 31, 1995 and 1994 were as follows:

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued

                                                        JULY 1 -
                                                   DECEMBER 31, 1995
                                                   -----------------

Fidelity Fund                                           $ 11,026
Fidelity Growth Company Fund                             (29,399)
Fidelity Intermediate Bond Fund                            3,298
Fidelity Asset Manager Portfolio                           6,868
Fidelity Managed Income Portfolio                             --
Fidelity Worldwide Fund                                   (4,200)
Fidelity U.S. Equity Index Portfolio                      49,797
ZRC Unitized Stock Fund                                    4,562
                                                        --------
                                                        $ 41,952
                                                        ========

                                                     JANUARY 1 -               JANUARY 1 -
                                                    JUNE 30, 1995             DECEMBER 31, 1994
                                                    -------------             -----------------

Merrill Lynch Capital Fund                             $  78,023                 $(27,572)
Merrill Lynch Corporate Bond Fund                         22,959                   (7,839)
Merrill Lynch Global Allocation Fund                      82,535                  (53,088)
Merrill Lynch International Equity Fund                   (3,377)                 (38,425)
Merrill Lynch Phoenix Fund                                94,750                  (78,849)
Merrill Lynch Retirement Preservation Trust                   --                       --
                                                       ---------                ---------
                                                       $ 274,890                $(205,773)
                                                       =========                =========


NOTE 4 - NET ASSETS AVAILABLE FOR PLAN BENEFITS AND CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

The following summarizes the activity in the separate funds and in total for the years ended December 31, 1995 and 1994, as it relates to the increase (decrease) in net assets available for plan benefits (all investments prior to July 1, 1995 were maintained by Merrill Lynch and from July 1, 1995 through December 31, 1995 by Fidelity):

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued


                                                             FIDELITY                                                 FIDELITY
                                                              GROWTH            FIDELITY        FIDELITY ASSET         MANAGED
                                          FIDELITY           COMPANY          INTERMEDIATE         MANAGER             INCOME
                                            FUND               FUND             BOND FUND         PORTFOLIO           PORTFOLIO
                                        ----------------------------------------------------------------------------------------
Net assets available for plan
benefits at July 1, 1995 held by
Fidelity (transferred in from
Merrill Lynch)                          $   508,959        $   858,750        $   178,234        $   204,310        $   449,375

Contributions:

   Employee (including rollovers)           154,327            256,862             53,180             61,480             69,275

   Employer                                  57,313             88,449             21,107             26,776             26,341

Investment Income:

   Interest and dividends                    40,710             69,430              7,694              7,094             15,755

   Net realized and unrealized
   appreciation (depreciation)               11,026            (29,399)             3,298              6,868                 --

Loan repayments                                 869              1,422              1,158                487              1,090
                                        -----------        -----------        -----------        -----------        -----------
                                            264,245            386,764             86,437            102,705            112,461


Benefits paid to participants                (1,459)            (8,391)                --                 --           (124,326)

Loans to participants                       (16,641)            (3,000)            (1,822)            (6,485)                --

Net transfers among funds                       703                114               (163)            (5,241)             2,216
                                        -----------        -----------        -----------        -----------        -----------

Net increase (decrease) during
  period                                    246,848            375,487             84,452             90,979             (9,649)
                                        -----------        -----------        -----------        -----------        -----------

Net assets available for plan
benefits at December 31, 1995
held by Fidelity                        $   755,807        $ 1,234,237        $   262,686        $   295,289        $   439,726
                                        ===========        ===========        ===========        ===========        ===========






                                           FIDELITY         FIDELITY  U.S.     ZRC UNITIZED
                                           WORLDWIDE         EQUITY INDEX          STOCK               LOAN
                                              FUND             PORTFOLIO            FUND               FUND              TOTAL
                                      -------------------------------------------------------------------------------------------
Net assets available for plan
benefits at July 1, 1995 held by
Fidelity (transferred in from
Merrill Lynch)                            $   273,618        $   749,268        $    64,342        $   160,182        $ 3,447,038

Contributions:

   Employee (including rollovers)              98,844            158,462             30,292                 --            882,722

   Employer                                    28,385             56,241             11,462                 --            316,074

Investment Income:

   Interest and dividends                       9,520             24,267              1,126                 --            175,596

   Net realized and unrealized
   appreciation (depreciation)                 (4,200)            49,797              4,562                 --             41,952

Loan repayments                                 1,068              1,538                376             (8,008)                --
                                          -----------        -----------        -----------        -----------        -----------
                                              133,617            290,305             47,818             (8,008)         1,416,344


Benefits paid to participants                 (15,549)              (676)            (6,343)                --           (156,744)

Loans to participants                              --             (7,052)                --             35,000                 --

Net transfers among funds                         809              5,709             (4,147)                --                 --
                                          -----------        -----------        -----------        -----------        -----------

Net increase (decrease) during
  period                                      118,877            288,286             37,328             26,992          1,259,600
                                          -----------        -----------        -----------        -----------        -----------

Net assets available for plan
benefits at December 31, 1995
held by Fidelity                          $   392,495        $ 1,037,554        $   101,670        $   187,174        $ 4,706,638
                                          ===========        ===========        ===========        ===========        ===========

               Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                   Notes to Financial Statements - continued



                                                           MERRILL LYNCH      MERRILL LYNCH     MERRILL LYNCH
                                          MERRILL LYNCH      CORPORATE      GLOBAL ALLOCATION   INTERNATIONAL     MERRILL LYNCH
                                          CAPITAL FUND       BOND FUND             FUND          EQUITY FUND      PHOENIX FUND
                                          ------------------------------------------------------------------------------------
Net assets available for plan
benefits at January 1, 1995 held by
Merrill Lynch                             $  459,385        $  199,918        $  668,976        $  467,232        $  504,456

Contributions:

   Employee (including rollovers)             79,081            40,832           100,714            82,215            84,501
   Employer                                   35,335            18,753            46,698            34,264            42,375

Investment Income:

   Interest and dividends                        787             9,236               536               416               536

   Net realized and unrealized
   appreciation (depreciation)                78,023            22,959            82,535            (3,377)           94,750

Loan repayments                                1,090               827               743               577               742
                                           ---------         ---------         ---------         ---------         ---------

                                             194,316            92,607           231,226           114,095           222,904

Benefits paid to participants                 (4,866)             (204)          (11,911)          (16,406)          (12,911)

Loans to participants                        (10,672)           (7,720)          (23,332)          (12,747)           (9,189)

Net transfers among funds                      8,399            13,764           (53,635)          (18,245)          (16,366)
                                           ---------         ---------         ---------         ---------         ---------

Net increase during period                   187,177            98,447           142,348            66,697           184,438
                                           ---------         ---------         ---------         ---------         ---------
Balance at June 30, 1995                     646,562           298,365           811,324           533,929           688,894
                                           ---------         ---------         ---------         ---------         ---------
Transfers to Fidelity                       (646,562)         (298,365)         (811,324)         (533,929)         (688,894)
                                           ---------         ---------         ---------         ---------         ---------
Net assets available for plan
benefits at  July 1, 1995 held by
Merrill Lynch                             $      --         $      --         $      --         $      --         $      --




                                              MERRILL LYNCH
                                                RETIREMENT          LOAN
                                            PRESERVATION TRUST      FUND           TOTAL
                                            ----------------------------------------------
Net assets available for plan
benefits at January 1, 1995 held by
Merrill Lynch                                 $164,548         $ 100,933       $ 2,565,448

Contributions:

   Employee (including rollovers)               48,482                --           435,825
   Employer                                     22,367                --           199,792

Investment Income:

   Interest and dividends                        6,476                --            17,987

   Net realized and unrealized
   appreciation (depreciation)                      --                --           274,890

Loan repayments                                    432            (4,411)               --
                                             ---------         ---------       -----------

                                                77,757            (4,411)          928,494

Benefits paid to participants                     (606)               --           (46,904)

Loans to participants                               --            63,660                --

Net transfers among funds                       66,083                --                --
                                             ---------         ---------       -----------

Net increase during period                     143,234            59,249           881,590
                                             ---------         ---------       -----------
Balance at June 30, 1995                       307,782           160,182         3,447,038
                                             ---------         ---------       -----------
Transfers to Fidelity                         (307,782)         (160,182)       (3,447,038)
                                             ---------         ---------       -----------
Net assets available for plan
benefits at  July 1, 1995 held by
Merrill Lynch                                $      --        $       --      $         --

               Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                   Notes to Financial Statements - continued


                                                       MERRILL     MERRILL LYNCH                                     MERRILL LYNCH
                                         MERRILL        LYNCH         GLOBAL       MERRILL LYNCH                      RETIREMENT
                                          LYNCH       CORPORATE     ALLOCATION     INTERNATIONAL     MERRILL LYNCH   PRESERVATION
                                       CAPITAL FUND   BOND FUND        FUND         EQUITY FUND      PHOENIX FUND        TRUST
                                       ------------  ----------     ------------   -------------     -------------   -------------
Net assets available for plan
benefits at January 1, 1994            $      --     $     --       $      --         $      --      $      --      $      --

Contributions:

   Employee (including rollovers)        428,599       176,866        598,549           424,827        477,308        143,583

   Employer                               62,254        36,252        104,907            69,487         78,250         54,089

Investment Income:

    Interest and dividends                30,723         7,523         36,163            28,289         53,769          9,492

    Net realized and unrealized
    depreciation                         (27,572)       (7,839)       (53,088)          (38,425)       (78,849)            --

Loan repayments                              635           453            931               267            423            188
                                       ---------     ---------      ---------         ---------      ---------      ---------
                                         494,639       213,255        687,462           484,445        530,901        207,352


Benefits paid to participants            (4,437)        (3,496)        (5,550)           (2,082)        (1,895)       (32,249)

Loans to participants                   (30,168)       (18,117)       (13,183)          (10,632)       (19,237)       (12,493)


Net transfers among funds                  (649)         8,276            247            (4,499)        (5,313)         1,938
                                       ---------     ---------      ---------         ---------      ---------      ---------


Net increase during period               459,385       199,918        668,976           467,232        504,456        164,548
                                       ---------     ---------      ---------         ---------      ---------      ---------

Net assets available for plan
benefits at December 31, 1994          $ 459,385     $ 199,918      $ 668,976         $ 467,232      $ 504,456      $ 164,548
                                       =========     =========      =========         =========      =========      =========





                                           LOAN
                                           FUND        TOTAL
                                       -----------  -----------
Net assets available for plan
benefits at January 1, 1994            $      --    $       --

Contributions:

   Employee (including rollovers)             --     2,249,732

   Employer                                   --       405,239

Investment Income:

    Interest and dividends                    --       165,959

    Net realized and unrealized
    depreciation                              --      (205,773)

Loan repayments                           (2,897)          --
                                       ---------    ----------
                                          (2,897)    2,615,157


Benefits paid to participants                 --       (49,709)

Loans to participants                    103,830            --

Net transfers among funds                     --            --
                                       ---------    ----------


Net increase during period               100,933     2,565,448
                                       ---------    ----------

Net assets available for plan
benefits at December 31, 1994          $ 100,933   $ 2,565,448
                                       =========   ===========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                    Notes to Financial Statements - continued



NOTE 5 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6 - INCOME TAX STATUS

The Internal Revenue Service ruled on March 20, 1996 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is not subject to tax under present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator, Zurich Reinsurance Centre, Inc. is not aware of any course of actions or series of events that have occurred that might adversely affect the Plan's qualified status.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                                                DECEMBER 31,
                                                                                       1995                   1994
                                                                                   -----------------------------------

Net assets available for plan benefits per the financial statements                $4,706,638             $2,565,448
Amounts allocated to withdrawing participants                                          (9,294)                    --
                                                                                   ----------             ----------
Net assets available for plan benefits per Form 5500                               $4,697,344             $2,565,448
                                                                                   ==========             ==========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                      YEAR ENDED DECEMBER 31, 1995
                                                                      ----------------------------

Benefits paid to participants per the financial statements                    $  203,648
     Add:   Amounts allocated to withdrawing participants
            at December 31, 1995                                                   9,294
     Less:  Amounts allocated to withdrawing participants
            at December 31, 1994                                                      --
                                                                              ----------
Benefits paid to participants per the Form 5500                               $  212,942
                                                                              ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                             SUPPLEMENTAL SCHEDULES

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                 Schedule of Assets Held for Investment Purposes
                                December 31, 1995



                                                       FACE VALUE/NUMBER        MARKET
                                                            OF SHARES           VALUE              COST
                                                       --------------------------------------------------

Fidelity Fund                                                32,971         $   745,481       $   734,655
Fidelity Growth Company Fund                                 33,555           1,217,707         1,247,014
Fidelity Intermediate Bond Fund                              24,855             258,736           255,481
Fidelity Asset Manager Portfolio                             18,331             290,545           283,681
Fidelity Managed Income Portfolio                           434,815             434,815           434,815
Fidelity Worldwide Fund                                      28,792             386,962           390,846
Fidelity U.S. Equity Index Portfolio                         45,532           1,027,673           978,078
ZRC Unitized Stock Fund                                       9,274              99,137            94,518
                                                                            -----------       -----------
    Total Investments                                                       $ 4,461,056       $ 4,419,088
                                                                            ===========       ===========

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                      Schedule of Reportable Transactions

                                                                                            CURRENT
                                            NUMBER OF     PURCHASE          COST OF          VALUE                NET
          FUND                            TRANSACTIONS      PRICE            ASSETS        (PROCEEDS)         GAIN (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (i) - SINGLE SECURITY TRANSACTIONS AGGREGATING MORE THAN 5% OF THE
                 CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR:

Merrill Lynch Capital Fund                      1                        $   604,963      $   672,699         $  67,736
Merrill Lynch Corporate Bond Fund               1                            288,170          304,468            16,298
Merrill Lynch Global Allocation Fund            1                            806,208          839,895            33,687
Merrill Lynch International Equity Fund         1                            585,990          550,221           (35,769)
Merrill Lynch Phoenix  Fund                     1                            682,737          691,259             8,522
Merrill Lynch CMA Money Fund                    1       $2,971,525         2,971,525
Merrill Lynch CMA Money Fund                    1                          2,994,321        2,994,321                --
Merrill Lynch Retirement Preservation Trust     1                            292,194          292,194                --
Fidelity Retirement Money Market                1        3,286,856         3,286,856
Fidelity Retirement Money Market`               1                          3,286,856        3,286,856                --
Fidelity Fund                                   1          502,769           502,769
Fidelity Growth Company Fund                    1          844,306           844,306
Fidelity Intermediate Bond Fund                 1          176,059           176,059
Fidelity Asset Manager Portfolio                1          201,306           201,306
Fidelity Managed Income Portfolio               1          443,890           443,890
Fidelity Worldwide Fund                         1          270,285           270,285
Fidelity U.S. Equity Index Portfolio            1          740,156           740,156


CATEGORY (iii) - SERIES OF SECURITIES TRANSACTIONS WITH RESPECT TO SECURITIES OF
                   THE SAME ISSUE WHICH AMOUNT IN THE AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE
                   YEAR:

Merrill Lynch Capital Fund                     89                        $   612,867      $   680,376        $   67,509
Merrill Lynch Capital Fund                     34      $   131,689           131,689
Merrill Lynch Corporate Bond Fund              90                            290,460          306,701            16,241
Merrill Lynch Corporate Bond Fund              36           87,384            87,384
Merrill Lynch Global Allocation Fund           89                            879,811          909,445            29,634
Merrill Lynch Global Allocation Fund           34          168,409           168,409
Merrill Lynch International Equity Fund        89                            667,608          621,604           (46,004)
Merrill Lynch International Equity Fund        32          167,857           167,857
Merrill Lynch Phoenix  Fund                    87                            718,436          722,722             4,286
Merrill Lynch Phoenix  Fund                    32          141,905           141,905
Merrill Lynch CMA Money Fund                   45                          3,713,195        3,713,195                --
Merrill Lynch CMA Money Fund                   37        3,644,212         3,644,212
Merrill Lynch Retirement Preservation Trust     8                            304,857          304,857                --
Merrill Lynch Retirement Preservation Trust    20          148,004           148,004
Fidelity Retirement Money Market                1                          3,286,856        3,286,856                --
Fidelity Retirement Money Market`              18        3,338,989         3,338,989
Fidelity Fund                                   5                             18,661           18,861               200
Fidelity Fund                                  23          753,316           753,316
Fidelity Growth Company Fund                    6                             12,238           12,146               (92)
Fidelity Growth Company Fund                   23        1,259,252         1,259,252
Fidelity Intermediate Bond Fund                 4                              4,698            4,741                43
Fidelity Intermediate Bond Fund                23          260,179           260,179

                Zurich Reinsurance Centre, Inc. (ZRC) 401(k) Plan
                      Schedule of Reportable Transactions


                                                                                            CURRENT
                                            NUMBER OF     PURCHASE          COST OF          VALUE                NET
          FUND                            TRANSACTIONS      PRICE            ASSETS        (PROCEEDS)         GAIN (LOSS)
- ------------------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii) - SERIES OF SECURITIES TRANSACTIONS WITH RESPECT TO SECURITIES OF THE SAME ISSUE WHICH AMOUNT IN THE
                   AGGREGATE TO MORE THAN 5% OF THE CURRENT VALUE OF PLAN ASSETS AT THE BEGINNING OF THE YEAR (CONTINUED):

Fidelity Asset Manager Portfolio                3                           $ 11,693         $ 11,697             $   4
Fidelity Asset Manager Portfolio               20         $295,374           295,374
Fidelity Managed Income Portfolio               5                            133,856          133,856                --
Fidelity Managed Income Portfolio              26          568,671           568,671
Fidelity Worldwide Fund                         5                             16,905           16,589              (316)
Fidelity Worldwide Fund                        19          407,752           407,752
Fidelity U.S. Equity Index Portfolio            3                              7,879            8,080               201
Fidelity U.S. Equity Index Portfolio           22          985,957           985,957



THERE WERE NO CATEGORY (ii) AND (iv) TRANSACTIONS.

                                INDEX TO EXHIBITS

Exhibit
Number       Description of Exhibit                                   Page
- -------      ----------------------                                   ----

  23         Consent of Ernst & Young LLP, Independent Auditors        20

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                             ZURICH REINSURANCE CENTRE, INC. (ZRC)
                             401(k) PLAN
                             ------------------------------------
                                      (Name of Plan)



Date:  June 27, 1996         By: /s/  Karen O'Connor Rubsam
                                 --------------------------
                                 Karen O'Connor Rubsam
                                 Senior Vice President, Chief Financial Officer and Treasurer of Zurich Reinsurance Centre, Inc. (the Plan Administrator)